                                   LESCO, Inc.
                        1301 East 9th Street, Suite 1300
                              Cleveland, Ohio 44114

                                  May 31, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Michael Moran, Branch Chief
            Division of Corporation Finance

           Re: LESCO, Inc. (the "Company")
               Form 10-K for the year ended December 31, 2004
               File No. 0-13147

Dear Mr. Moran:

      This letter responds to the comment letter from the staff of the Securities and Exchange Commission (the "Commission") dated May 3, 2005, regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2004. For the convenience of the staff, we have repeated the text of the staff's comments, followed by the Company's response. A courtesy copy of this letter is being sent to you via facsimile.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Consolidated Results

1. We note the adjustments to GAAP in the consolidated statement of operations throughout MD&A. Since you indicate you use the adjusted results as a performance measure, tell us, and disclose in future filings, the following items:

      - The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

      - The economic substance behind management's decision to use such a measure;

      - The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

      - The manner in which management compensates for these limitations when using the non-GAAP financial measure;

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Mr. Michael Moran
Securities and Exchange Commission
Page 2 of 15

      - The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and

      - Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the past two years. Clearly demonstrate that these adjustments meet the requirements of
            Item 10(e).

      Refer to in Question #8 from the SEC Staff Views on Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, which can be found on the SEC website.

      RESPONSE: The Company will include substantially the following disclosure within MD&A in future filings that contain the adjustments shown in the Form 10-K:

            The consolidated statements of operations below set forth our results reported under generally accepted accounting principles (GAAP) and adjusted for items that are either infrequent or will aid the reader of the information in analyzing comparability between prior periods. We use the adjusted results (i) as an indication of how effectively the Company would have operated in a year without the adjusted items and (ii) in calculating the portion of management annual bonuses payable based on a basic earnings per share target, as described in our proxy statement. The adjustments also eliminate our previously discussed strategic initiatives. We believe that the adjusted results are an appropriate depiction of our future cash requirements as we do not expect to use cash in the future to satisfy the items for which adjustments were made.

            We recognize the limitations of the adjusted results as compared to GAAP net income (loss). The adjusted results should not be considered as an alternative to GAAP net income (loss). Rather, the adjusted results are simply an additional indicator of the Company's operating performance. We encourage readers to rely on our GAAP results, but we included the adjusted information as supplemental information to assist readers in analyzing comparability between periods.

            A reconciliation to GAAP of our adjusted financial results is as follows:"

      The Company recognizes that Item 10(e) of Regulation S-K prohibits the use of a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that there was a similar charge in the past two years or that it is reasonably likely to recur within two years. Although the Company has not characterized the specific adjustments in the Form 10-K as non-recurring, infrequent or unusual, the Company believes the adjustments set forth in the Form 10-K satisfy Item 10(e) for the following reasons:

Mr. Michael Moran
Securities and Exchange Commission
Page 3 of 15

      1. Cost of inventory markdown/Vendor contract termination - The Company has not incurred a charge for termination of a long-term vendor contract related to product for resale or a related markdown of inventory during the past two years. The Company terminated the agreement because it was unable to profitably sell the product purchased pursuant to the agreement. The Company does not currently have any long-term purchase commitments for product for resale. As a result, management believes it is not reasonably likely that the Company will terminate such a contract and incur a related markdown of inventory within the next two years.

            The Company did incur a charge related to the markdown of inventory in 2002 in connection with implementation of an inventory product life cycle program. Under this program, products are written down and sold at the end of their life cycle because they have been or are going to be replaced by other products. The inventory markdown in 2002 related to products included in inventory that had reached the end of their life cycle. The inventory marked down in connection with termination of the vendor contract had not reached the end of its life cycle, but rather was written down solely as a result of the contract termination.

      2. Early retirement of debt agreement - The Company was recapitalized as a result of and in connection with the sale of the Company's accounts receivable to GE Business Credit Services (GEBCS). This recapitalization included redemption of the Company's preferred shares, reduction of indebtedness by $57,000,000 and refinancing of the Company's credit facility and would not have occurred without the sale of accounts receivable. The sale of accounts receivable and related debt reduction were part of a complete restructuring of our capital structure to outsource our private label credit program. There has not been a similar recapitalization transaction in the last two years and we do not expect another in the foreseeable future.

      3. Loss from sale of accounts receivable - The Company did not incur a charge for loss from sale of accounts receivable during 2004 or the two years preceding 2003. As (i) the sale of accounts receivable to GEBCS was a component of a recapitalization transaction entered into as part of the outsourcing of the private label credit program, (ii) the private label credit program has had a positive impact on the Company's financial condition and (iii) the Company no longer has material amounts of accounts receivable as a result of that program, it is not reasonably likely that the Company will incur charges for loss from the sale of accounts receivable within the next year.

      4. Corporate relocation expense - The Company also has not incurred charges for relocation of its corporate headquarters within the past two years. Given that the Company is party to a new five-year lease for its corporate headquarters that met the Company's objective of reducing its leased square footage and related costs, it

Mr. Michael Moran
Securities and Exchange Commission
Page 4 of 15

            is not reasonably likely that the Company will incur charges for relocation of its corporate headquarters within the next two years.

      5. Hurricane/flood expense - The Company has not in the past incurred expenses as a result of damage to its assets due to flood and has not in at least the last twenty years incurred expense as a result of damage due to hurricane activity. Based on that history, the Company does not believe it is reasonably likely to incur such charges in the next two years.

      6. Income tax (provision) benefit - The Company included an income tax provision adjustment because the foregoing adjustments would result in the Company having taxable income. In addition, the Company believes it will have taxable income in future years. It is the Company's opinion that adjusting for the aforementioned items and failing to adjust for a tax provision would provide an inadequate and misleading view of what the Company believes its performance will be in the future.

2004 vs. 2003 - Pre-Tax Earnings

2. Similar to the comment above, revise your disclosures in future filings for the non-GAAP financial measure `Adjusted pre-tax earnings.' Show us what your revised disclosures will look like.

      RESPONSE: The Company will cross-reference to its disclosure concerning adjustments to GAAP net income (loss) set forth in the response to comment 1 and will include the following specific disclosure with respect to the non-GAAP financial measure `Adjusted pre-tax earnings':

            "We recognize the limitations of Adjusted pre-tax earnings as compared to GAAP pre-tax loss. Adjusted pre-tax earnings should not be considered as an alternative to GAAP pre-tax loss. Rather, Adjusted pre-tax earnings is simply an additional indicator of the Company's operating performance. We encourage readers to rely on our GAAP results, but we included the adjusted information as supplemental information to assist readers in analyzing comparability between periods."

Business Segment Results

3. Please provide the disclosures requested in comment 1 above for the non-GAAP financial measures `ROIC,' `EBIT,' `NOPAT,' and `Invested Capital.' Show us what your revised disclosure will look like.

      RESPONSE: The Company will include substantially the following disclosure within MD&A in future filings containing ROIC, EBIT, NOPAT and Invested Capital:

Mr. Michael Moran
Securities and Exchange Commission
Page 5 of 15

            "We believe that return on invested capital (ROIC), which is a non-GAAP financial measure because its components include non-GAAP financial measures, provides an additional and useful means to assess our performance. ROIC is frequently used by securities analysts, investors, including a number of our shareholders, and other interested parties to evaluate the performance of a company.

            ROIC reflects the return we are receiving on our investment and is used by us to direct capital to opportunities with high return potential and away from opportunities with low return potential. For example, we decided to explore strategic alternatives with respect to our manufacturing and supply chain assets once current management determined that ROIC for those assets was lower than ROIC for our Selling segment. We allocate resources, including working, fixed and leased capital, to existing and potential selling locations based upon projected sales and ROIC. ROIC is also one of the financial measures upon which management annual bonuses are based.

            Traditionally, analysts and investors define ROIC as net operating profit (otherwise known as earnings before interest and taxes or "EBIT") adjusted for the payment of taxes (NOPAT) divided by invested capital. For the Selling segment, we calculate ROIC as follows:

      ROIC=                NOPAT/Invested Capital
      NOPAT=               Selling Segment EBIT X 61% (1 - effective tax rate)
      Invested Capital=    Accounts Receivable (excluding rebate receivable -
                           see Note 3 to Consolidated Financial Statements);
                           plus Inventory (excluding capitalized distribution and procurement costs, markdown and shrink reserves and credit for inventory held on consignment - see
                           Note 4 to Consolidated Financial Statements); plus
                           Fixed Capital (see Note 5 to Consolidated Financial
                           Statements).

            Our calculation of ROIC may not be similar to other similarly titled captions used by analysts, investors and other companies. For example, we do not capitalize operating leases or utilize average invested capital over given periods.

            EBIT, which we use in calculating ROIC, is a non-GAAP financial measure. EBIT reflects our earnings before the payment of interest on indebtedness and taxes. EBIT is used in calculating ROIC because traditionally analysts and investors, as well as the Company, have not included the cost of the capital invested in determining the return on that capital. The cost of the capital invested by the Company is reflected by the payment of interest on indebtedness. In addition to using EBIT in calculating ROIC, we use EBIT as a measure of the profitability of our operations because it excludes the effects of our capitalization structure and taxes. Neither capitalization structure nor taxes reflect the

Mr. Michael Moran
Securities and Exchange Commission
Page 6 of 15

      efficiency of operation of our assets. Finally, we use EBIT in determining whether to finance a project with debt or equity.

            Traditionally, investors and analysts, as well as the Company, adjust EBIT in calculating ROIC to reflect the expected percentage of taxes that will be paid on EBIT. EBIT as adjusted for the expected percentage of tax that will be paid is known as "NOPAT." NOPAT reflects the estimated after tax profit of the Company excluding the effect of the Company's cost of capital. NOPAT reflects the return the Company is receiving on its investment separate from the cost of financing that investment.

            Invested Capital reflects the amount of capital invested by us. The Company complies with GAAP segment reporting as it analyzes its business by the Selling and Support segments. Invested Capital with respect to our Selling segment reflects invested capital only with respect to that segment calculated in accordance with GAAP. Rebates receivable are excluded from Selling segment accounts receivable because they are not directly related or essential to the Company's sale of its products. Rebates receivable are attributable to the Company's Support segment as they represent rebates from suppliers of raw materials. If the Selling segment was viewed as a stand alone business that sources its products from a third party, the Selling segment would not have a rebate receivable with respect to raw material purchases. The adjustments to Inventory also reflect the operation of the Selling segment as a stand alone business rather than as a business consolidated with the Support segment. The amount of Fixed Capital reflected in Invested Capital of the Selling Segment reflects the Fixed Capital of the Selling Segment. Invested Capital for 2003 reflects the sale of the Company's accounts receivable to GEBCS as of the end of that year.

            We recognize the limitation of ROIC in that it includes non-GAAP financial measures. Unlike GAAP net income (loss), EBIT does not reflect our cost of capital. In addition, NOPAT reflects an expected tax rate rather than actual taxes payable on EBIT that is included in net income
      (loss). As a result ROIC should not be considered as an alternative to GAAP net income (loss). Rather, ROIC is simply an additional indicator of our performance.

Mr. Michael Moran
Securities and Exchange Commission
Page 7 of 15

      Selling Segment Operating Results

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                  -----------------------------------------------
                   (DOLLARS IN MILLIONS)                                                2004             2003            2002
                                                                                  ----------------  --------------   ------------
Net sales                                                                         $          561.0  $        523.5   $      511.7
Cost of product                                                                             (390.0)         (363.8)        (347.6)
Distribution cost                                                                            (24.5)          (20.7)         (20.3)
                                                                                  ----------------  --------------   ------------
Gross profit on sales                                                                        146.5           139.0          143.8
Selling expense                                                                              (82.0)          (76.6)         (72.9)
Merchant discounts and provision for doubtful accounts                                       (10.7)           (3.0)          (2.4)
Pre-opening expense                                                                           (0.8)           (0.6)             -
                                                                                  ----------------  --------------   ------------
EBIT                                                                              $           53.0  $         58.8   $       68.5
                                                                                  ================  ==============   ============
NOPAT                                                                             $           32.3  $         35.9   $       41.8
                                                                                  ================  ==============   ============

Invested capital at period end
        Accounts receivable                                                       $            4.8  $          9.9   $       59.1
        Proforma adjustment for the proceeds from the sale of
             accounts receivable to GEBCS in 2003                                                -            56.9              -
        Inventory                                                                             52.1            46.9           48.8
        Property, plant and equipment, net                                                     5.3             5.1            2.4
                                                                                  ----------------  --------------   ------------
                                                                                  $           62.2  $        118.8   $      110.3
                                                                                  ================  ==============   ============

ROIC                                                                                          52.0%           30.2%          37.9%
                                                                                  ================  ==============   ============

            The Selling segment's Invested Capital for 2003 has been adjusted to exclude the proceeds from the sale of accounts receivable to GEBCS as NOPAT does not reflect the cost of incremental merchant discounts from the GEBCS private label business credit programs. In 2004, the Selling segment was charged for these incremental merchant discounts (see Note 3 to Consolidated Financial Statements). A pro forma Selling segment ROIC for 2003 reflecting this estimated charge, as if the sale of accounts receivable to GEBCS had occurred on January 1, 2003, is calculated as follows:

EBIT, as determined above                                                            $   58.8
Adjusted for incremental merchant discounts                                              (7.0)
                                                                                     --------
Adjusted EBIT                                                                        $   51.8
                                                                                     ========

Adjusted NOPAT                                                                       $   31.6
                                                                                     ========

Invested capital, as determined above                                                $  118.8
Less: Proceeds from the sale of accounts receivable to GEBCS                            (56.9)
                                                                                     --------

Adjusted invested capital                                                            $   61.9
                                                                                     ========

Adjusted ROIC                                                                            51.1%
                                                                                     ========

Mr. Michael Moran
Securities and Exchange Commission
Page 8 of 15

            We believe this adjustment provides a useful way to compare ROIC for 2004 with ROIC for 2003. The GEBCS private label business credit program is a material change in our method of doing business, and this adjustment allows us to compare ROIC in 2004 versus 2003 assuming the program was in place during all of 2003. Adjusted ROIC is helpful in estimating the portion of 2004 ROIC attributable to increased operating efficiency versus the portion of ROIC attributable to the GEBCS credit program. For the reasons previously discussed with respect to ROIC, adjusted ROIC should not be considered as an alternative to GAAP net income (loss), but rather as simply an additional indicator of our performance."

4. Please specifically address the usefulness of ROIC and your non-GAAP measures not used by the Chief Executive Officer in assessing performance and allocating resources based on your segment disclosures in Note 1 to the financial statements.

      RESPONSE: Please see the response to comment 3.

Liquidity and Capital Resources

5. Please provide the disclosures requested in comment 1 above for the non-GAAP financial measure `Adjusted cash provided by (used in) operating activities,' and `Adjusted accounts payable.' Show us what your revised disclosure will look like.

      RESPONSE: The Company will include substantially the following disclosure within MD&A in future filings, together with applicable tables, containing "Adjusted cash provided by (used in) operating activities" reflecting cash received from the sale of accounts receivable to GEBCS disclosed in the Form 10-K:

            "In January 2005, the Securities and Exchange Commission issued additional guidance for the reporting of cash flows from the sale of accounts receivable. As such, the cash generated from the sale of our accounts receivable is now reflected in the Operating Activities section of our cash flows statement when, historically, it has been reflected in Financing Activities. Below is a reconciliation of GAAP reported cash flows from Operations to a non-GAAP presentation that excludes the sale of accounts receivable:

Mr. Michael Moran
Securities and Exchange Commission
Page 9 of 15

                                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                               -----------------------------------------
                      (DOLLARS IN THOUSANDS)                                       2004                         2003
                                                                               ------------                 ------------
Cash provided by operating activities - GAAP                                   $     22,874                 $     51,890
    Less:  Cash received for sale of accounts receivable                             (5,946)                     (56,881)
                                                                               ------------                 ------------
Adjusted cash provided by (used in) operating activities - non-GAAP            $     16,928                 $     (4,991)
                                                                               ============                 ============

      "Adjusted cash provided by (used in) operating activities" is a non-GAAP financial measure. It should not be considered as an alternative to "Cash provided by operating activities" as calculated in accordance with GAAP. We believe this adjustment to "Cash provided by operating activities" is useful because we do not expect to generate significant cash flow from future sales of accounts receivable and believe investors should be aware of how that will affect our "Cash provided by operating activities" calculated in accordance with GAAP. As a result of outsourcing to the GEBCS private label credit program, we have sold a majority of our accounts receivable from the sale of products on a permanent basis and no longer generate significant accounts receivable from our sale of products. As of December 31, 2004, our remaining balance of accounts receivable relating to our sale of products was $4,500,000. Investors should not expect us to generate cash flows from operations from sales of accounts receivable in the future in the same magnitude as in 2003."

      The Company will include substantially the following disclosure within MD&A in future filings containing "Adjusted accounts payable" reflecting the payable to GEBCS disclosed in the Form 10-K:

      "Accounts payable leverage is summarized as follows and includes an adjustment to accounts payable as of December 31, 2003 related to the uncollected portion of the receivable portfolio sold to GEBCS:

                                                FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------
(DOLLARS IN MILLIONS)                             2004                  2003
                                                ---------           ------------
Accounts payable                                $    56.3           $       50.4
Less: Payable to GEBCS                                  -                   (5.8)
                                                ---------           ------------
Adjusted accounts payable                       $    56.3           $       44.6
                                                =========           ============

Inventory                                       $   100.6           $       93.6
                                                =========           ============

Accounts payable leverage                            56.0%                  47.6%
                                                =========           ============

            The payable to GEBCS represents the portion of the receivable portfolio sold to GEBCS on December 30, 2003 that remained uncollected by GEBCS and secured by the Company. Substantially all of these balances were collected by GEBCS as there were only $14,000 of uncollected receivables at December 31, 2004. As a result, the Company had a minimal liability to GEBCS at the end of 2004 compared to the 2003 balance of $5.8 million. An account payable to

Mr. Michael Moran
Securities and Exchange Commission
Page 10 of 15

      GEBCS will not be included in accounts payable calculated in accordance with GAAP on a going forward basis as a result of collection of the related accounts receivable.

            "Adjusted accounts payable" is a non-GAAP financial measure and should not be viewed as an alternative to accounts payable calculated in accordance with GAAP because it excludes the payable to GEBCS. We, however, believe that failing to adjust accounts payable for the GEBCS payable would result in an overstated accounts payable leverage percentage. If we included the account payable to GEBCS, our accounts payable leverage at December 31, 2003 would have been 60%, which management believes is not an appropriate reflection of the Company's inventory management and payment terms."

Contractual Obligations, Commitments and Off Balance Sheet Arrangements

6. Please discuss any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity or capital resources. See Item 303(a)(4) of Regulation S-K.

      RESPONSE: The Company does not have any off-balance sheet arrangement that is or is reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity or capital resources that is material to investors.

Critical Accounting Policies and Estimates

7. Tell us the consideration you have given to addressing your method of accounting for the transfer of receivables to GE Capital Financial Inc. within critical accounting policies.

      RESPONSE: The Company accounted for this transfer in accordance with and as required by FAS 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities). FAS 140 does not permit estimates of amounts associated with accounting for this transfer or provide for alternative treatments of this transfer.

Item 15. Exhibits Financial Statements and Reports on Form 8-K

Consolidated Balance Sheets

8. You state that common shares are without par value on the face of the consolidated balance sheets. However, it appears that each share has a par value of $0.0001 based on the common shares line item on the balance sheets and outstanding shares at December 31, 2004 and December 31, 2003. Please revise your presentation in future filings or advise us otherwise.

      RESPONSE: The Company's common shares are without par value. Ohio law permits a corporation to have a stated capital for any class of outstanding shares, including common

Mr. Michael Moran
Securities and Exchange Commission
Page 11 of 15

shares that are without par value. The amount shown in the common shares line item of the balance sheets represents the stated capital attributable to the Company's common shares.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition

9. To the extent you recognize revenues upon shipment, please clarify whether your stated shipping terms are FOB shipping point or FOB destination and when title passes from you to your customer.

      RESPONSE: The Company's shipping terms are FOB shipping point and title passes to the customer at the time of shipment. The Company will include such disclosure in future filings.

10. We note in MD&A that you recognize freight revenue for fees charged in sales transactions for shipping and handling. In future filings, please expand your accounting policies to discuss how you classify in the Income
      Statement: (a) amounts billed to a customer for shipping and handling, and
      (b) costs incurred for shipping and handling. Refer to EITF 00-10, paragraphs 5-7.

      RESPONSE: In future filings, our Revenue Recognition policy will be expanded to state that revenues generated in transactions for shipping and handling services are included in `Net Sales.' Additionally, we will include in our accounting policies a disclosure stating that costs incurred for shipping and handling are included in `Distribution Costs' which are a component of cost of goods sold to determine the Company's `Gross Profit on Sales.'

11. We note from MD&A that you entered into agency agreements with certain suppliers whereby the Company operates as a sales agent of those suppliers and recognizes sales on a net basis and records only product margin as revenue in accordance with EITF 99-19. In future filings, separately identify each different type of revenue transaction that you enter into and then include for each different type a description of what it is, if not obvious to investors, and your revenue recognition policy.

RESPONSE: The Company's sales are comprised of five major revenue classifications: sales of owned product to customers, sales of vendor consigned products, sales of product under agency arrangements, freight revenue, and contra sales recorded for customer discounts and rebates.

We will expand our Revenue Recognition policy to include the following: "We recognize revenue when goods are shipped to the customer and title and risk of loss passes to the customer. We have consigned inventory agreements on certain products. We report gross revenue from the sales of consigned inventory in accordance with Emerging Issues Task Force 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Additionally, we have agency agreements with vendors for which we recognize sales "net" as an agent. Sales of consigned inventory, which are included in "gross sales,"

Mr. Michael Moran
Securities and Exchange Commission
Page 12 of 15

      were $xx and $xx million for the period ended xxx and xxx, respectively. Agency sales are initially recorded at their gross amount and then reduced by the portion of revenue that exceeds the Company's earned commission. Commissions included in net sales were $xx and $xx for the periods ended xxx and xxx, respectively. Revenues generated in transactions for shipping and handling services are included in net sales. Certain customers receive discounts or rebates for purchases made from the Company. The discount or rebate is recorded as a reduction to sales in the period in which the sale transaction occurs as there is no expected future benefit to be derived from the discount or rebate."

Inventories

12. Include a Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X. Specifically, include a Schedule II for the reserve for estimated shrinkage and supplier discounts, and any other valuation and qualifying accounts held by the Company.

      RESPONSE: The Company will include such a Schedule II in future filings.

Advertising

13. We note that you participate in cooperative advertising programs and net vendor reimbursements with advertising expenses. Tell us and disclose in future filings the nature and extent of these arrangements. For each type of arrangement treated as an expense rather than as a reduction of revenues, tell us how this type of arrangement meets the requirements in EITF 01-9. For each expense line item that includes these types of arrangements, disclose the related amounts included in that line item. Please also discuss in MD&A any significant estimates resulting from these arrangements.

      RESPONSE: As discussed in the Form 10-K, the Company and its vendors participate in cooperative advertising programs. In connection with these programs, the vendors reimburse the Company for a portion of the Company's advertising costs. The Company does not believe EITF 01-9 is applicable to these programs as the Company is receiving, rather than paying, money in connection with these programs. The Company accounts for these amounts received under the requirements of EITF 02-16 (Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor).

Note 3: Accounts Receivable

14. Tell us and disclose in future filings the following concerning your vendor allowances accounting policy:

      - Disclose the nature of the various types of vendor allowances you receive;

      - Clarify what you mean in stating that vendor allowances are recorded when "earned." For example, if you receive vendor allowances based on a specified

Mr. Michael Moran
Securities and Exchange Commission
Page 13 of 15

            cumulative level of purchases, disclose whether you recognize the allowances on each of the underlying transactions that results in your progress toward earning the rebate or refund or as the milestones are achieved. Please supplementally tell us why you use the selected method, in light of the considerations in paragraph 8 of EITF 02-16;

      RESPONSE: The Company obtains merchandise vendor rebates pursuant to two general types of arrangements as follows:

      - Rebates calculated on a percentage of the value of merchandise purchased over a definitive period of time. Usually, there is a minimum purchase requirement, and the rebate percentage may be tiered, increasing as the volume purchased increases over the minimum requirement.

      - Rebates calculated on a percentage of the purchased cost of merchandise sold by the Company over a definitive period of time.

      Based on the Company's purchase and sales history, it is able to reasonably project whether the cumulative level of purchases or sales required for rebates from its vendors will be reached. Therefore, the Company recognizes the rebates ratably over all purchases or sales. If the Company determines that it will not achieve a rebate threshold, it reverses the recognition of the rebate. The Company defers recognition of income relative to purchases that remain in inventory. The Company will include disclosure to the foregoing effect in future filings.

Note 4: Inventories

15. We note that you capitalize procurement, warehousing and distribution costs to bring the products to market to inventory on hand and expense to distribution costs when the inventory is sold. Tell us and disclose in future filings the aggregate amount of the general and administrative costs incurred in each period presented in accordance with Rule 5-02-6(b) of Regulation S-X.

      RESPONSE: The Company includes its general and administrative procurement costs in inventory. The amount of these costs included in inventory was $259,676 at December 31, 2004, which represented 0.26% of the value of the Company's total inventory. The Company will include disclosure to the foregoing effect in future filings.

Note 9: Stock Incentive Plans

16. We note there are 348,516 outstanding stock options issued outside of the stock option plans. Tell us if stock options issued outside of the stock option plans were included in the summary tables. If so, please reconcile for us the total options authorized and outstanding within and outside the plans. If not, in future filings, provide details surrounding the stock option awards issued outside of the plans similar to the disclosures for stock options issued under the plans. Ensure your disclosure includes the requirements of paragraphs 45-48 of FAS 123.

Mr. Michael Moran
Securities and Exchange Commission
Page 14 of 15

      RESPONSE: Stock options issued outside of the Company's stock option plans were included in the summary tables in Note 9. A reconciliation of the total options authorized and outstanding within and outside the plan is included in
Item 12 of the Form 10-K, and the Company will include such a reconciliation in
Note 9 in future filings.

17. We note that you recorded compensation expense on restricted stock issuances in 2004 and 2003. Tell us and disclose the grant dates, issue price, and fair value at the grant date for issuances in which stock compensation expense was recorded.

      RESPONSE: As disclosed in the Company's proxy statement, on February 20, 2004 the Company granted 14,780 restricted shares to key employees. The restricted shares had an aggregate fair value of $198,939 on that date. The aggregate fair value reflects a per share price of $13.46, which was the closing price of the Company's common shares on that date. On November 12, 2003, the Company granted 130,000 restricted shares to key employees. The restricted shares had an aggregate fair value of $1,565,200 on that date. The aggregate fair value reflects a per share price of $12.04, which was the closing price of the Company's common shares on that date. The Company will include this disclosure in future filings.

Note 12: Commitments and Contingencies

18. We note your disclosure of legal proceedings in Item 3 and note 15 as well as references to accruals for environmental matters in note 2. With respect to each matter, tell us and disclose in future filings as appropriate the following:

      -     The nature of the litigation matter;

      - An estimate of the possible loss or range of loss or state that such an estimate cannot be made;

      - Material components of the accruals and significant assumptions underlying estimates; and

      - The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery.

      In addition, discuss historical and anticipated environmental expenditures in MD&A that may result in or that is reasonably likely to result in the registrant's liquidity decreasing in any material way. See paragraphs 8-10 of SFAS 5, SAB Topic 5:Y, and paragraphs 12-14 of SOP 94-6 for guidance.

      RESPONSE: The Company discloses in Item 3 of the Form 10-K the nature of each of the material pending legal proceedings to which the Company or its subsidiaries is a party or is subject. If such proceedings are still pending, the Company will include similar disclosure in the footnotes to its financial statements in future filings. In Item 3, the Company also discloses the amount of the penalty or damages sought by the opposing party in such proceedings. If such proceedings are still pending, the Company will include similar disclosure in the footnotes to its financial statements in future filings. The Company has accrued a liability with respect to all

Mr. Michael Moran
Securities and Exchange Commission
Page 15 of 15

legal proceedings to which it is a party or subject and for which an accrual is required and discloses in its financial statements an aggregate amount that it believes to be its exposure in those proceedings. At this time, the Company does not believe that any individual accrual is material. If the Company does believe that an individual accrual is material, it will include in the footnotes to its financial statements in its future filings a discussion of the material components of the accrual and significant assumptions underlying estimates. The Company does not expect any of the disclosed but unrecognized contingent losses to be recoverable through insurance, indemnification agreements or other sources. Historically, the Company's environmental expenditures have not decreased the Company's liquidity in any material way. The Company also does not expect that anticipated environmental expenditures are reasonably likely to decrease the Company's liquidity in any material way.

      The Company acknowledges that:

      - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Any questions concerning this letter can be directed to me at 216-706-9250.

                                        Very truly yours,

                                        /s/ Jeffrey L. Rutherford

                                        Jeffrey L. Rutherford
                                        Senior Vice President,
                                        Chief Financial Officer,
                                        Treasurer and Secretary